Free Writing Prospectus pursuant to Rule 433 dated May 8, 2026

Registration Statement No. 333-284538

Market Linked Notes — Autocallable with Contingent Coupon and Principal Return at Maturity

Notes Linked to the Lowest Performing of the Class A Common Stock of Palantir Technologies Inc., the Common Stock of NVIDIA Corporation, the Class C Common Stock of Dell Technologies Inc. and the Common Stock of Micron Technology, Inc. due May 20, 2031

Summary of Terms
Company (Issuer) and Guarantor:	GS Finance Corp. (issuer) and The Goldman Sachs Group, Inc. (guarantor)	CUSIP:	40054R7E5
Market Measures (each referred to as an “underlying stock,” and collectively as the “underlying stocks”):

the Class A common stock of Palantir Technologies Inc. (current Bloomberg ticker: “PLTR UW”), the common stock of NVIDIA Corporation (current Bloomberg ticker: “NVDA UW”), the Class C common stock of Dell Technologies Inc. (current Bloomberg ticker: “DELL UN”) and the common stock of Micron Technology, Inc. (current Bloomberg ticker: “MU UW”)

		Tax consequences:	See “Supplemental Discussion of U.S. Federal Income Tax Considerations” in the accompanying preliminary pricing supplement
Underwriting discount:

up to 3.325% of the face amount*; Wells Fargo Securities, LLC (“WFS”) is the agent for the distribution of the notes. WFS will receive the underwriting discount of up to 3.325% of the aggregate face amount of the notes sold. The agent may resell the notes to Wells Fargo Advisors (“WFA”) at the original issue price of the notes less a concession of 2.00% of the aggregate face amount of the notes. In addition to the selling concession received by WFA, WFS advises that WFA may also receive out of the underwriting discount a distribution expense fee of 0.075% for each $1,000 face amount of a note WFA sells.

Pricing date:	expected to be May 15, 2026
Issue date:	expected to be May 20, 2026
Final calculation day:	expected to be May 15, 2031
Stated maturity date:	expected to be May 20, 2031
Starting price:	with respect to an underlying stock, the stock closing price of such underlying stock on the pricing date
Performance factor:	with respect to an underlying stock on any calculation day, the quotient of (i) its stock closing price on such calculation day divided by its starting price (expressed as a percentage)
Lowest performing underlying stock:	for any calculation day, the underlying stock with the lowest performance factor on that calculation day

* In addition, in respect of certain notes sold in this offering, GS&Co. may pay a fee of up to 0.30% of the aggregate face amount of the notes sold to selected securities dealers in consideration for marketing and other services in connection with the distribution of the notes to other securities dealers.

Any return on the notes will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any underlying stock.

You should read the accompanying preliminary pricing supplement dated May 8, 2026, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

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Preliminary pricing supplement dated May 8, 2026
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WFS product supplement no. 10 dated January 20, 2025
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Prospectus supplement dated February 14, 2025
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Prospectus dated February 14, 2025

The estimated value of your notes at the time the terms of your notes are set on the pricing date is expected to be between $885 and $915 per $1,000 face amount. See the accompanying preliminary pricing supplement for a further discussion of the estimated value of your notes.

Automatic call:

If the stock closing price of the lowest performing underlying stock on any call date is greater than or equal to its starting price, the notes will be automatically called, and on the related call settlement date you will be entitled to receive a cash payment per note in U.S. dollars equal to the face amount plus a final contingent coupon payment. The notes will not be subject to automatic call until the May 2027 calculation day.

Contingent coupon payment:

Subject to the automatic call, on each contingent coupon payment date, for each $1,000 of the outstanding face amount, you will receive a contingent coupon payment equal to at least $10.167 (equivalent to a contingent coupon rate of at least approximately 12.20% per annum) (set on the pricing date) if, and only if, the stock closing price of the lowest performing underlying stock on the related calculation day is greater than or equal to its coupon threshold price.

Coupon threshold price:	with respect to an underlying stock, 70% of its starting price
Call dates:	monthly; the calculation days commencing in May 2027 and ending in April 2031, inclusive
Call settlement date:	the contingent coupon payment date immediately following the applicable call date
Calculation days:	monthly, on the 15th day of each month, commencing June 2026 and ending April 2031, and the final calculation day
Contingent coupon payment dates:	monthly, on the third business day following each calculation day; provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Maturity payment amount (for each $1,000 face amount of your notes):

If the notes are not automatically called prior to the stated maturity date, you will be entitled to receive on the stated maturity date a cash payment per note in U.S. dollars equal to the maturity payment amount (in addition to the final contingent coupon payment, if any). The “maturity payment amount” per note will equal $1,000.

The notes have more complex features than conventional debt securities and involve risks not associated with conventional debt securities. See “Risk Factors” in this term sheet and in the accompanying preliminary pricing supplement. This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying stocks, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, WFS product supplement no. 10 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, WFS product supplement no. 10 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, WFS product supplement no. 10 and preliminary pricing supplement if you so request by calling (212) 357-4612.

Risk Factors

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying WFS product supplement no. 10, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of risk factors discussed in the accompanying preliminary pricing supplement (but not those discussed in the accompanying WFS product supplement no. 10, accompanying prospectus supplement and accompanying prospectus). In addition to the below, you should read in full “Selected Risk Considerations” in the accompanying preliminary pricing supplement, “Risk Factors” in the accompanying WFS product supplement no. 10, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

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The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Pricing Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Offering Price Of Your Notes
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The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
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You May Receive Only the Face Amount of Your Notes at Maturity
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You May Not Receive a Contingent Coupon on Any Contingent Coupon Payment Date
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Because the Notes Are Linked to the Performance of the Lowest Performing Underlying Stock, You Have a Greater Risk of Receiving No Contingent Coupons Than If the Notes Were Linked to Just One Underlying Stock
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A Higher Contingent Coupon and/or a Lower Coupon Threshold Price May Reflect Greater Expected Volatility of the Underlying Stocks, and Greater Expected Volatility Generally Indicates An Increased Risk of Declines in the Prices of the Underlying Stocks
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Your Notes Are Subject to Automatic Redemption
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The Contingent Coupon Does Not Reflect the Actual Performance of the Underlying Stocks from the Pricing

Date to Any Calculation Day or from Calculation Day to Calculation Day

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The Market Value of Your Notes May Be Influenced By Many Unpredictable Factors
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We Will Not Hold Shares of the Underlying Stock for Your Benefit
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You Have No Shareholder Rights or Rights to Receive Any Underlying Stock

Risks Related to Tax

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Certain Considerations for Insurance Companies and Employee Benefit Plans
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The Tax Treatment of Your Notes is Uncertain. However, It Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes
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Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlying stocks, the terms of the notes and certain risks.